Exhibit 12

McDONALD’S CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Dollars in Millions

	Nine Months Ended September 30,				Years Ended December 31,
	2007		2006		2006		2005	2004		2003		2002
Earnings available for fixed charges
- Income from continuing operations before provision for income taxes and cumulative effect of accounting changes	$2,287.8	(1)	$3,114.2	(2)	$4,154.4	(3)	$3,660.2	$3,217.0	(4)	$2,349.4	(5)	$1,665.8	(6)
- Minority interest expense in operating results of majority-owned subsidiaries, including fixed charges related to redeemable preferred stock, less equity in undistributed operating results of less than 50%-owned affiliates	6.1		4.1		5.5		1.2	4.4		18.6		8.2
- Income tax provision (benefit) of 50% owned affiliates included in income from continuing operations before provision for income taxes	21.9		7.0		5.9		(3.5)	13.1		(28.6)		(9.5)
- Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	230.2		230.7		304.0		292.8	272.2		257.6		236.3
- Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest*	323.4		330.1		437.4		392.2	394.2		427.2		419.7
	$2,869.4		$3,686.1		$4,907.2		$4,342.9	$3,900.9		$3,024.2		$2,320.5
Fixed charges
- Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	$230.2		$230.7		$304.0		$292.8	$272.2		$257.6		$236.3
-Interest expense, amortization of debt discount and issuance costs, and fixed charges related to redeemable preferred stock*	309.1		315.8		418.4		373.4	375.6		408.7		401.7
-Capitalized interest*	3.8		3.7		5.5		5.0	4.1		7.9		14.4
	$543.1		$550.2		$727.9		$671.2	$651.9		$674.2		$652.4
Ratio of earnings to fixed charges	5.28		6.70		6.74		6.47	5.98		4.49		3.56

*	Includes amounts of the Registrant and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates. The Company records interest expense on income tax contingencies in the provision for income taxes. This interest is not included in the computation of fixed charges.

(1)	Includes pretax charges of $1.7 billion primarily related to impairment in connection with the Company’s sale of Latam to a developmental licensee.

(2)	Includes pretax charges of $125.5 million primarily related to impairment.

(3)	Includes pretax charges of $134.2 million primarily related to impairment.

(4)	Includes pretax charges of $232.1 million consisting of $130.5 million related to impairment and $150.9 million related to the correction in the Company’s lease accounting practices and policies as well as a $49.3 million gain relating to the sale of the Company’s interest in a U.S. real estate partnership.

(5)	Includes pretax charges of $407.6 million primarily related to the disposition of certain non-McDonald’s brands and impairment.

(6)	Includes pretax charges of $853.2 million primarily related to restructuring markets and eliminating positions, restaurant closings/asset impairment and the write-off of technology costs.